EXHIBIT 21.1

Subsidiaries of the Registrant as of December 31, 2018

Name	Jurisdiction
Amarin Pharmaceuticals Ireland Limited	Ireland
Amarin Pharma, Inc.	Delaware
Amarin Neuroscience Limited	Scotland
Corsicanto DAC (liquidated in January 2019) (formerly Corsicanto Limited)	Ireland
Corsicanto II DAC	Ireland
Ester Neurosciences Limited	Israel